EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Americas Gold and Silver Corporation (the “Company”) 145 King Street West, Suite 2870 Toronto, Ontario M5H 1J8

Item 2	Date of Material Change

August 21, 2025

Item 3	News Release

A news release setting out information concerning the material changes described in this report was issued by the Company via PR Newswire on August 22, 2025 and filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Item 4	Summary of Material Change

On August 22, 2025, the Company announced that August 21, 2025 was the effective date for the share consolidation of the common shares in the capital of the Company (the “Common Shares”) on the basis of one (1) post-consolidation Common Share for every two and a half (2.5) pre-consolidation Common Shares (the “Consolidation”).

Item 5	Full Description of Material Change

On August 22, 2025, the Company announced that August 21, 2025 was the effective date for the Consolidation. The Consolidation was effected on the basis of one (1) post-consolidation Common Share for every two and a half (2.5) pre-consolidation Common Shares.

The Common Shares commenced trading under their existing symbols on the Toronto Stock Exchange and on the NYSE American on a post-Consolidation basis on the opening of trading on Tuesday August 26, 2025.

The Consolidation reduced the number of Common Shares issued and outstanding from approximately 679,357,056 to approximately 271,742,692. As a result of the Consolidation, shares issuable pursuant to the Company’s outstanding stock options, warrants, restricted share units, performance share units and other convertible securities were proportionally adjusted on the same basis.

The new CUSIP of the Common Shares is 03062D803 (ISIN: CA03062D8035). No fractional shares were issued as a result of the Consolidation. All fractional shares were rounded down to the next whole number and cancelled.

1

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

For further information, please contact: Peter J. McRae SVP Corporate Affairs & CLO 416-874-1701

Item 9	Date of Report

August 29, 2025

2